Exhibit (d)(4)

December 22, 2015

Perseon Corporation

460 West 50 North

Salt Lake City, UT 84101

Attention: Scott Mayfield, Director of Finance

Re:                       Termination of Agreement and Plan of Merger among Galil Medical, Inc., Galil Merger Sub, Inc. and Perseon Corporation dated October 26, 2015

Dear Mr. Mayfield,

Please be advised that Galil Medical, Inc. (“Parent”) on behalf of itself and Galil Merger Sub, Inc. (“Merger Sub”) hereby terminates the Agreement and Plan of Merger among Parent, Merger Sub, and Perseon Corporation dated October 26, 2015 (the “Merger Agreement”).  Capitalized terms used but not defined in this letter have the definitions set forth in the Merger Agreement.

We are terminating the Merger Agreement pursuant to Section 8.1(b)(ii)(B) of the Merger Agreement because the Offer has expired in accordance with its terms without Merger Sub having purchased any Shares pursuant thereto.  The Merger Sub did not purchase any Shares pursuant to the Offer because the Offer Conditions set forth in paragraphs (b), (c) and (e) of the Conditions to the Offer set forth on Exhibit A to the Merger Agreement were not satisfied prior to the expiration of the Offer.

A separate basis for termination is Section 8.1(c)(iii) of the Merger Agreement, because the Offer Condition set forth in paragraph (b) of the Conditions to the Offer was not satisfied prior to the expiration of the Offer.

We appreciate the opportunity to work with you toward the goal of completing the transaction and regret that, despite our best efforts, we were not successful in achieving that goal.

Galil Medical, Inc.

By:	/s/ Martin J. Emerson
Martin J. Emerson
President and CEO